August 2, 2010

By U.S. Mail and facsimile (617)664-4316

Mr. Joseph L. Hooley
Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

> **Re:** **State Street Corporation**
> **Form 10-K for year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Form 8-K filed on July 7, 2010**
> **Form 8-K filed on July 20, 2010**
> **File No. 001-07511**

Dear Mr. Hooley:

We have reviewed your filings and responses to our previous comments and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Risk Factors, page 5

1. We believe that in future filings the counterparty risk on page 8 should be expanded to provide the disclosure contained in the second paragraph on page 2 of your letter dated May 27, 2010.

2. Reference is made to your response at the top of page 3 of your letter of May 27, 2010. We continue to believe that if the matter is included as a risk factor, then some quantification of claims made since the indemnification should be provided.

3. We have reviewed your response to comment 2 on page 3 of your letter of May 27 and we have reviewed information made in subsequent filing pertaining to this matter and we note the $75 million charge that you will take in the second quarter. We believe that in future filings, where you include this as a risk factor, you should augment the disclosure to help the reader understand the magnitude of the risk. For example, disclose the total face amount that was distributed in-kind, disclose its market value when it was distributed in-kind and disclose the total aggregate claims made under the direct lending program.

Forms 8-K filed July 7 and 20, 2010

4. Please advise us what you mean by the statement in your 8-K filed on July 7, 2010 that "…State Street has identified potential inconsistencies with its implementation of those redemption restrictions applicable to certain agency lending collateral pools." Our initial reaction is that in future filings you should also expand the disclosure to explain and clarify what you mean.

5. Please provide us with additional details regarding the $330 million cash contribution. Please advise us if the contribution relates to the risk factor at the top of page 14 in the last Form 10-K regarding losses as a result of continuing to make transactions based upon a net asset value of $1.00. If so, please advise us which factors addressed in that risk factor's second paragraph were responsible and how you determined the amount.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the comments may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3418.

Sincerely,

William Friar
Senior Financial Analyst
Office of Financial Services